UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 22, 2008

Commission File Number: 333-146371

ARCELORMITTAL

(Translation of registrant’s name into English)

19 Avenue de la Liberté

L-2930 Luxembourg

Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 21, 2008, ArcelorMittal announced a redefinition of the operating responsibilities of all members of the Management Board. This resulted in a change in the composition of the reportable segments:

•	Flat Carbon Americas: Dofasco’s pipes and tubes businesses and Mittal Canada flat have been transferred to Long Carbon Americas and Europe.

•

Flat Carbon Europe: The operations of ArcelorMittal Annaba flat and Skopje (previously reported in the AACIS segment) and the operations of Galati long (previously reported in Long Carbon Americas and Europe) have been transferred to the Flat Carbon Europe segment. The Paul Wurth business has been transferred to the AACIS segment.

•

Long Carbon Americas and Europe: The Long Carbon Americas and Europe segment includes the operations of ArcelorMittal Annaba long, Sonasid, Zenica, and the global pipes and tubes business, which were previously reported in the AACIS segment, and Mittal Canada flat, which was previously reported in the Flat Carbon Americas segment. The Galati long business has been transferred to the Flat Carbon Europe segment. The wire drawing businesses have been transferred to the Steel Solutions & Services segment.

•

AACIS: The AACIS segment includes the Paul Wurth business previously reported in Flat Carbon Europe. The AACIS segment excludes the operations of ArcelorMittal Annaba, Sonasid, Zenica, Skopje and the pipes and tubes businesses, which have been transferred to the respective segments as discussed above.

•

Steel Solutions & Services: The operations of ArcelorMittal wire drawing businesses, which was previously reported within the Long Carbon Americas and Europe segment, have been transferred to the Steel Solutions & Services segment.

Exhibit 99.1 hereto contains the information required by Item 5 of the Annual Report on Form 20-F for the three years ended December 31, 2007, retrospectively adjusted for the changes in the composition of the reportable segments. Capitalized terms used in this report on Form 6-K (and Exhibit 99.1) have the respective meanings ascribed to them in ArcelorMittal’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2008. Exhibit 99.2 contains the ArcelorMittal Consolidated Financial Statements for the three years ended December 31, 2007, retrospectively adjusted for the changes in the composition of the reportable segments.

Exhibits 99.1 and 99.2 are hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Information required by Item 5 of the Annual Report on Form 20-F for the three years ended December 31, 2007, retrospectively adjusted for the changes in the composition of the reportable segments.

Exhibit 99.2	ArcelorMittal Consolidated Financial Statements for the three years ended December 31, 2007, retrospectively adjusted for the changes in the composition of the reportable segments.

Exhibit 99.3	Consent of Deloitte S.A.

Exhibit 99.4	Consent of Deloitte Accountants B.V.

Exhibit 99.5	Consent of KPMG Audit S.à.r.l.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2008

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Information required by Item 5 of the Annual Report on Form 20-F for the three years ended December 31, 2007, retrospectively adjusted for the changes in the composition of the reportable segments.

Exhibit 99.2	ArcelorMittal Consolidated Financial Statements for the three years ended December 31, 2007, retrospectively adjusted for the changes in the composition of the reportable segments.

Exhibit 99.3	Consent of Deloitte S.A.

Exhibit 99.4	Consent of Deloitte Accountants B.V.

Exhibit 99.5	Consent of KPMG Audit S.à.r.l.